1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

December 17, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jeffrey W. Long

Re:	StepStone Private Venture and Growth Fund (the “Fund”)

Filing No: 333-279426; 811-23786

Dear Mr. Long:

We are writing in response to your comments with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report of the Fund filed on Form N-CSR relating to the fiscal year ended March 31, 2024 (the “Annual Report”) and other filings by the Fund. The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

On behalf of the Fund, set forth below are the comments from the staff of the Securities and Exchange Commission (the “Staff”), along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the applicable filing.

Prospectus dated July 29, 2024

1.

Comment: The Staff notes that the Fund’s financial statements in the annual report reflect an incentive fee, but the fees and expenses table in the prospectus does not disclose any amount for an incentive fee. Please reconcile.

Response: The Fund has updated the fee table to reflect the incentive fee presented in the annual report in a filing pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (“Securities Act”), on December 16, 2024.

2.

Comment: The Staff notes that in the “Financial Highlights” section of the prospectus, the incorporation of the Fund’s financial highlights by reference to the Fund’s annual report does not include a hyperlink to the annual report.

Response: The Fund has included the hyperlink in a restated prospectus in a filing pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (“Securities Act”), on December 16, 2024.

March 31, 2024 Annual Report

3.

Comment: The Staff believes that the presentation of the costs of the investments together in footnote 4 of the Schedule of Investments on page 9 of the report can be difficult for shareholders to follow. Please include each cost in the same line as the corresponding investment in the Schedule of Investments.

Response: The Fund will make the requested change in the next annual report to shareholders.

*  *  *  *  *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

2